June 6, 2007

Mail Stop 4561

David Gallagher
Political Calls, Inc.
1015 S. Cimarron
Las Vegas, NV  89145

	Re:	Political Calls, Inc.
		Amendment No. 3 to Registration Statement on Form SB-2
      Filed May 23, 2007
		Registration No. 333-140823

Dear Mr. Gallagher:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Statement of Operations, page F-3a
1. Revise your calculation of basic earnings per share to use net earnings available to common shareholders (net earnings less preferred dividends) as the numerator. Furthermore, it does not appear that the denominator used in your calculation is a weighted average of common shares outstanding for the period as the amount excludes shares issued to the founders in April 2006 and includes stock issued on December 31, 2006 as outstanding for the entire period. Revise your calculation accordingly or explain to us how the current calculation complies with the requirements of SFAS 128.
2. Revise your calculation of diluted earnings per share to exclude common stock issuable upon the conversion of preferred shares as this amount is anti-dilutive. Additionally, revise your disclosure in footnote 8 of your financial statements to reflect the revised shares used in the calculation of diluted earnings per share.
3. We note that there is no longer a line for the caption
"Beneficial
Conversion Feature of Preferred stock" within your Statement of Operations on page F-3. As we were not sure if it was your intention to remove this caption, please advise.

Statement of Operations, page 3b
4. We note that you have recorded a beneficial conversion feature in the amount of $1,492,543 during the three months ended March 31, 2007. Please clarify for us why you have recorded this beneficial conversion feature during the three months ended March 31, 2007 as it appears to us that you have already accounted for this beneficial conversion feature during the period from April 24, 2006 to December
31, 2006.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron, Staff Accountant at 202-551-
3439
or Robert Telewicz, Senior Accountant, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Thomas Cook, Esq. (via facsimile)


David Gallagher
Political Calls, Inc.
June 6, 2007
Page 1